UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number 1-15240

JAMES HARDIE INDUSTRIES plc

(Translation of registrant’s name into English)

1st Floor, Block A

One Park Place

Upper Hatch Street, Dublin 2, D02, FD79, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	ASX Announcement, dated June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries plc

Date: 30 June 2025	By:	/s/ Aoife Rockett
Aoife Rockett
Company Secretary